Skycorp Solar Group Limited

Room 303, Block B, No.188 Jinghua Road, Yinzhou District,

Ningbo City, Zhejiang Province, China 315048

February 27, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn:	Kate Beukenkamp

Mara Ransom

Suying Li

Blaise Rhodes

Re:	Skycorp Solar Group Limited
Registration Statement on Form F-1, as amended (File No. 333-282996) Request for Acceleration of Effectiveness

Dear Ms. Beukenkamp,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Skycrop Solar Group Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on March 3, 2025, or as soon thereafter as practicable.

Very truly yours,

Skycorp Solar Group Limited

By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board (Principal Executive Officer)